Mail Stop 3561

May 23, 2006

Jeff Oscodar
Chief Executive Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107

> **Re:    Handheld Entertainment, Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 26, 2006**
> **File No. 333-133550**
> **Registration Statement on Form SB-2**
> **Filed April 11, 2006**
> **File No. 333-133215**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **File No. 333-124421**
> **Form 8-K/A filed April 11, 2006**

Dear Mr. Oscodar:

        We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 Filed April 26, 2006

1.  Please revise to provide the dilution information as required by Item 506 of Regulation S-B.

2. Please revise to provide the change of accountant information as required by Item 304 of Regulation S-B. In this regard, we note your 8-K/A filed May 10, 2006 states that Vika Corp., the legal acquirer, dismissed its accountants.

Cover Page

3. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

4. Please provide us with any artwork that you intend to use. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork.

5. We note that you have applied for listing on the NASDAQ stock market and that you expect to request that your listing application be approved on or prior to sale of shares of common stock. We also note, however, disclosure on page 14 stating that you currently do not meet the NASDAQ listing requirements. Please be aware that you should not indicate shares will be traded on an exchange without a reasonable basis. See the introductory note to Item 202 of Regulation S-K for guidance. Please revise your disclosure as appropriate or advise.

6. We note disclosure indicating that listing your common stock on NASDAQ or a national securities exchange is a condition to the underwriters' obligations to sell the securities offered in the prospectus. Please explain how this offering is considered a firm commitment underwriting given this condition and provide us with a draft copy of the underwriting agreement. Please also tell us whether you intend to request effectiveness of your registration statement prior to approval from NASDAQ. We may have further comment upon review of your responses.

Inside Front Cover Page

7. The forepart of your document should consist of the cover page, summary and risk factors section. Please relocate to a more appropriate section of the prospectus the first paragraph appearing beneath the table of contents discussing your trademarks.

Prospectus Summary, page 1

8. The summary is intended to provide a brief overview of the key aspects of the offering. See Instruction 503(a) of Regulation S-B. Please consider removing the

"Our Competitive Strengths" and "Growth Strategy" sections from the summary since they also appear in the Business section in a lengthier format. Please also balance your disclosure in this section with the related risks. For example, please clearly indicate that Wal-Mart represented 94% of your revenues during 2005.

9. Please substantiate or delete the promotional terms and phrases appearing in the summary and throughout your prospectus. For example, we note your reference to "multi-billion dollar markets," "feature rich" and "compelling value." We also note the statement that "Unlike Apple, our products and digital content can be used on many platforms and are compatible with many different codecs (compression/decompression technology)." If you provide us with materials in support of these statements, please clearly mark the materials or provide page references in your response to the sections you rely upon for the statement. To the extent you are unable to provide adequate support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

10. Please clearly disclose here and in your Plan of Distribution section that you are currently not eligible to trade on the Nasdaq market.

Summary Financial Data, page 4

11. You present pro forma balance sheet data. Detailed explanations of pro forma adjustments should be disclosed. Please revise footnotes (1) and (2) to provide detailed explanations including reconciliations of historical balances to pro forma balances. Please revise similar footnotes included in your capitalization table on page 19.

Risk Factors, page 5

12. We note disclosure in the first paragraph indicating that the risks described in this section are not the only ones you face. Please delete this statement, as all material risk should be identified and discussed in this section.

13. Please include a risk factor disclosing that you currently have an acting chief financial officer and discuss the related material risks.

14. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" or "harm" your business does not adequately address the potential consequences. For example, we note the following risk factors:

- We face intense competition from both PMP manufacturers and content distributors…, page 6.

- We may not be able to manage our product return rate…, page 8.

- As an early stage company, we are subject to many unforeseen business risks, page 10.

- Our digital content business depends on our continuing ability…, page 11.

Please revise these and similar risk factors as appropriate.

15. Some of your risk factors are considered generic and could apply to many companies within your industry or in other industries.  Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors accordingly:

- Our failure to attract, train or retain highly qualified personnel…, page 8.

- Our products may contain defects…, page 8.

- Our business is subject to economic, political and other risks…, page 9.

- Our sales our seasonal…, page 9.

- We rely on the continued reliable operation of third parties' systems…, page 12.

- Our industry is subject to rapid technological change…, page 13.

Please revise or delete these and similar risk factors as appropriate.

16. The disclosure in some of your risk factors is vague and appears to include multiple risks.  Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material.  We note the following:

- We may not be able to adequately protect our proprietary rights…, page 9.

- Our stock price may be volatile after this offering…, page 13.

If we were to lose the services of members of our senior management team…, page 7

17. Please specifically identify the key members of management on which you rely.

There may be a limited market for our securities…, page 14

18. Please add disclosure that addresses how you will qualify for listing on the
    NASDAQ market.

Mergers of the type we recently completed are often scrutinized by regulatory
authorities…, page 16

19. The statement that the SEC and NASDAQ "have not generally favored
    transactions in which a privately-held company merges into a largely inactive
    company with publicly traded stock" does not appear appropriate since these
    regulatory agencies do not approve or disapprove of transactions.  Further, the
    statement indicating that there is "little interpretative advice or guidance" on
    private company mergers does not appear accurate.  Please explain these
    statements or delete them from this risk factor.

Use of Proceeds, page 17

20. We note disclosure indicating that management will have broad discretion in the
    application of the net proceeds of the offering.  You may reserve the right to
    change the use of proceeds, provided that such reservation is due to certain
    contingencies that are discussed specifically and the alternatives to such use in that
    event are indicated.  See Instruction 7 to Item 504 of Regulation S-K for guidance.
    Please revise accordingly.

21. We note disclosure in your Certain Relationships section that you have engaged in
    several financing transactions with affiliated parties.  Please disclose whether you
    intend to use proceeds from this offering to repay loans from affiliates.

Management's Discussion and Analysis or Plan of Operation, page 20

22. Please expand this section to discuss in reasonable detail any known material
    trends and uncertainties that will have or are reasonably likely to have a material
    impact on your revenues or income or result in your liquidity decreasing or
    increasing in any material way.  For example, if relevant, you may discuss the
    evolving trends in your industry, the nature of your competition and the consumer
    demands for your products in the geographical markets where you operate.  In
    addition, discuss in reasonable detail the material opportunities, challenges and
    risks in the short and long term and the specific actions you are taking to address
    each.  Please refer to SEC Release No. 33-8350.

23. Please describe in greater detail the location shifting technologies you refer to on page 20, particularly your reference to "Slingbox."

24. Please identify the privately owned company you merged with and discuss the details of the reverse merger.

Results of Operations, page 22

25. You disclose that 94%, or approximately $1,840,000, of your fiscal 2005 revenues were from Wal-Mart. Your fiscal 2004 sales totaled approximately $550,000 and you disclose that 48% of these sales were from a single customer. It does not appear that this customer was Wal-Mart. Please revise to disclose the impact of the loss of any material customers. In this regard, disclosure of when you began recognizing revenues from sales to Wal-Mart may be appropriate. Refer to Item 303 of Regulation S-B.

Liquidity and Capital Resources, page 25

26. Please update your disclosure to indicate whether you are currently in compliance with all the financial covenants referred to in this section. Please also discuss the anticipated effects, if any, the public offering will have on future compliance with financial covenants.

Business, page 27

27. We note your reference to statistical information throughout this section. For example, we note your reference to the In-Stat market research report, Informa Telecoms and Media research, IFPI and Parks Associates. Please provide us with the materials in support of the statistical information and clearly mark the materials or provide page references in your response to the sections you rely upon for the statement. To the extent you are unable to provide adequate support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

28. We note that you have over two million songs available for download through strategic partnerships. Please describe these strategic partnerships and consider filing the agreements as exhibits if appropriate. See Item 601(b)(10) of Regulation S-B.

29. We note your reference to various distribution and licensing agreements throughout this section. For example, disclosure on page 30 indicates you currently maintain distribution and licensing agreements in Australia and New Zealand and several other countries. We also note disclosure on page 31 indicating that you have licensing agreements with Worldvision Cinema, Fun

Little Movies, TotalVid, StoryPIPE.com and LikeTelevision.  Please file these licensing and distribution agreements as exhibits.  See Item 601(b)(10) of Regulation S-B.

Patent and Trademark Matters, page 31

30. Please discuss the significance of the patent application to which you refer.

Management, page 33

31. Please substantiate or delete the promotional statements appearing throughout this section.  For example, we note several biographies refer to a certain number of years of experience although the disclosure does not support the experience indicated.  Further, we note disclosure in the biography of Mr. Oscodar indicating that he "established 100 content partnerships with companies such as Amazon.com, eToys, Time.com, USAToday and Yahoo!"  We also note that he "was named one of the most influential people in consumer electronics in 1997 by Broadband magazine."  Please revise throughout this section to substantiate or delete all promotional language appearing in the biographies of management and your significant employee.

32. We note that Mr. Bush, acting chief financial officer, is presently a full-time consultant.  Please file the consulting agreement as an exhibit.  See Item 601(b)(10) of Regulation S-B.

33. The business experience of Mr. Gitlin for the past five years is unclear.  Please revise.  See Item 401(a)(4) of Regulation S-B.

Consulting Services of Nekei, LLC, page 40

34. Please describe the consulting services provided by Nekei, LLC.

Security Ownership of Certain Beneficial Owners and Management, page 42

35. Please disclose in a footnote to the table the natural person(s) who have voting or investment control over the shares owned by Goldpine Partners, LLC.

Underwriting, page 47

36. We note that a condition to closing this offering is that your common stock will be listed on the NASDAQ market or national securities exchange.  Please clearly address how you will qualify for listing on the NASDAQ market.

37. We note that Newbridge Securities Corporation is identified as a selling shareholder in your Form SB-2 filed on April 11, 2006. Please disclose that Newbridge Securities Corporation is a selling shareholder of your common stock in another offering and discuss the potential conflicts of interest that exist in this underwritten offering.

38. We note disclosure indicating that the representatives may change the offering price and other selling terms. Please tell us how any change in the offering price and/or other selling terms would be reflected in the prospectus. For example, tell us whether a post-effective amendment would be filed and declared effective prior to any offers or sales being made at different prices or with different selling terms. We may have additional comment after reviewing your response.

39. Please describe the non-accountable expense allowance you refer to and disclose the amount paid as an advance.

Financial Statements

Balance Sheet, page F-3

40. As of December 31, 2005 you had "Trade accounts payable" of $1,184,086 and "Trade accounts and other obligations payable to officers, affiliates and related parties" totaling $1,348,241. On page F-8 you disclose that approximately $887,000 of payables to Eastech Electronics Inc. ("Eastech") is included in "Trade accounts and other obligations payable to officers, affiliates and related parties." Please tell us and revise to disclose the nature of the "Trade accounts payable" balance considering Eastech is your sole supplier.

Statements of Changes in Shareholders' Deficit, page F-5

41. In fiscal 2005 you had equity issuances as well as issuances of options and warrants. Please tell us how these issuances were valued including the values assigned. In this regard we note that your offering price is $5.00 per share. Please reconcile the difference between the values assigned and your $5.00 offering price with discussions of intervening events affecting the value assigned.

Notes to Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

Inventories, page F-9

42. You executed an accounts receivable financing and escrow agreement with Eastech in April 2004, as amended in July 2005, whereby accounts payable to

Eastech would be deferred and payable from a percentage of receipts of accounts receivable from your customers. The customer payments are made payable to you by the customers but are deposited into a third party escrow account and the escrow agent then disburses the stipulated percentage amounts to both you and Eastech. Under the arrangement, 70% of each receipt was paid to the vendor against the accounts payable, while 30% was remitted to you. For the currently shipped ZVUE product, the escrow agreement provides that the proceeds from the escrow account are first distributed to Eastech so that it receives its contract manufacturing price, and the remainder is distributed to you.

When the significant risks of ownership have not been transferred to the buyer and, therefore, revenue is not recognized by the seller, goods should be included in the seller's inventories and excluded from the buyer's inventories. Refer to SAB Topic 13A2 Question 2 which discusses revenue recognition from Eastech's standpoint. It states that situations may exist where title to delivered products passes to a buyer, but the substance of the transaction is that of a consignment or a financing. For example, "the buyer does not pay the seller at the time of sale but rather is obligated to pay at a specified date or dates, and the buyer's obligation to pay is contractually or implicitly excused until the buyer resells the product or subsequently consumes or uses the product." Please tell us when you recognize the purchase of inventory from Eastech and why your accounting treatment is appropriate with reference to authoritative guidance. Please ensure your response references the SAB Topic discussed above.

43. Regarding the Eastech arrangement described above and other arrangements that may exist, please describe in detail why you feel gross revenue reporting is appropriate as opposed to net revenue reporting. Refer to EITF 99-19. Please ensure your response specifically references authoritative literature and explains in detail your arrangements with all suppliers and customers.

44. You disclose on page F-20 that the Eastech arrangement is accounted for as a lending transaction under SFAS 140. Please explain to us in detail how this arrangement falls within the scope of SFAS 140, how you account for the arrangement, and how your accounting and disclosures are in accordance with SFAS 140. We assume that you either view the arrangement as a secured borrowing or as a transfer of a financial asset to a third party. Please advise.

Note 10. Related Party Transactions, page F-18

45. On December 31, 2005 you converted cash advances into convertible promissory notes totaling $3,694,049. The notes were convertible into common stock at set discount rates from the most current price at which you raised equity securities. It appears that the set discount rates would consistently result in the same discount without regard to the most current price at which you raised equity securities.

Please tell us why you did not record a beneficial conversion feature with reference to authoritative guidance. We also note that you recorded a loss on conversion as a result of the reverse merger. Please tell us how this loss was computed. In this regard we note that your offering price is $5.00 per share. Please reconcile the difference between the values assigned when computing the loss and your $5.00 offering price with discussions of intervening events affecting the value assigned.

46. You entered a two year vendor agreement with Eastech dated June 2003 under which you agreed to purchase your primary products from Eastech. The agreement specified that Eastech invest $500,000 in the Company's Preferred Series B shares and be granted warrants to purchase 4,000 shares. Please explain in detail how the Eastech investments and the value of the warrants were accounted for with reference to authoritative literature. If both the entire amount invested and the value of the warrants increased stockholders' equity, please explain how the values compared to contemporaneous sales of equity.

## Form SB-2 Filed April 11, 2006

47. Please revise this filing to comply with the above comments as applicable.

## Form 10-QSB for the fiscal quarter ended March 31, 2006

## Item 3. Controls and Procedures

48. Please revise your future disclosures regarding your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also, confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-QSB accordingly.

## Exhibits 31.1. and 31.2.

49. Please note that Item 601(b)(31) of Regulation S-B states that the certifications must be provided exactly as set forth in the item. In future filings, please revise the introductory paragraph in paragraph 4 to refer to Rules 13a-15(f) and 15d-15(f).

## Form 8-K/A Filed April 11, 2006

50. You state that the Unaudited Pro Forma Financial Information has been prepared treating the transaction as a recapitalization of Handheld. Your pro forma balance

        sheets give effect to the acquisition of VIKA Corp. as if it occurred on December 31, 2005.  Your pro forma statements of operations give effect to the acquisition of VIKA Corp. as if it occurred January 1, 2005.  It would therefore appear that the pro forma financial statements should retroactively reflect the new equity structure including the shares retained by VIKA Corp.  Please revise or advise.

<p style="text-align:center">* * * * *</p>

        As appropriate, please amend your documents in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Phippen at (202) 551- 3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 with questions you have regarding the financial statements and related matters. You may contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:     Harvey J. Kesner, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        Via Fax: (212) 451-2222